EXHIBIT 99.1

Foremost Clean Energy Advances CLK Uranium Property With Results of MobileMT and Ambient Noise Tomography Surveys Following up Historic High-Grade Showing

VANCOUVER, British Columbia, May 05, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the results of a previously completed 2025 helicopter-borne MobileMT electromagnetic and magnetic survey at its 25,753-acre CLK Uranium Property (“CLK” or the “Property”), located in the northern Athabasca Basin region of Saskatchewan. The survey was conducted by Expert Geophysics Surveys Inc. and was designed to map both conductive and resistive anomalies as well as magnetic susceptibility to interpret structure, and alteration zones associated with unconformity-style uranium mineralization.

Following the MobileMT survey, the Company engaged Caur Technologies Inc. to conduct an ambient noise tomography (“ANT”) survey to further refine targeting at CLK. The survey was completed in fall 2025 and the final velocity model has been received. Integration of the ANT and MobileMT datasets is now underway to define high-priority drill targets near CLG-D1, a historical drill hole that intersected 8,600 ppm U1 (approx. 1.01% U3O8) from visible pitchblende stringers just below the unconformity.

Survey Highlights:

  The MobileMT survey covered 808 line-kilometres across the 136 km² CLK block.
  MobileMT results highlight a complex geo-electrical environment with conductive anomalies distributed from surface to depths exceeding 900 metres, both above and below the interpreted unconformity.
  The ANT survey deployed a network of 221 three-component sensors over an approximately 7.5 × 3.8 km, designed to image subsurface shear-wave velocity to depths of up to ~2 km.
  The ANT survey was designed to delineate the depth to the Athabasca unconformity and identify structural features such as fault zones, basement architecture, and potential alteration corridors associated with unconformity-related uranium mineralization.

Jason Barnard, President and CEO of Foremost Clean Energy, commented: “The MobileMT survey has provided valuable insight into the structural framework at CLK. Now, with the ANT survey complete and the final velocity model in hand, we are integrating both datasets to advance high-priority drill targets and build on the strong foundation provided by historic high-grade uranium mineralization.”

Historical Drill Highlights:

  CLG-D1: Intersected 8,600 ppm U1 (approx. 1.01% U3O8) at 862 meters, hosted in pitchblende stringers in the basement just below the unconformity.
  CLG-D5: Intersected 510 ppm U1 (approx. 0.06% U3O8) at ~ 900 meters depth immediately above the unconformity.

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1 Uranium values were obtained by XRF analysis, a legacy method that does not meet current industry standards. Samples are believed to represent single-point measurements rather than intervals. See Saskatchewan Mineral Assessment File 74J16-0013.

Figure 1. CLK Uranium Property Compilation Map

Mobile MT Survey Results

The MobileMT survey successfully mapped a complex conductive and resistive architecture across CLK, from surface through the Athabasca sandstone and into the underlying basement (see Figure 1). Conductive responses identified through imaging within the sandstone sequence are interpreted to be associated with the Wolverine Point Formation, a known conductive unit that can obscure deeper geophysical signals. Importantly, the MobileMT system demonstrated the ability to effectively “see through” this conductive horizon, enabling the identification of deeper conductive features that may represent graphitic basement structures and associated alteration systems prospective for unconformity-related uranium mineralization.

Interpretation of the frequency-dependent data highlights conductive anomalies in the 338–675 Hz range that define coherent trends within a prominent magnetic low corridor that hosts historic drilling. CLG-D1 is spatially associated with this conductive trend. CLG-D5, although not directly coincident with a modeled conductor, returned elevated uranium values and hydrothermal alteration at the unconformity. This supports the interpretation of the magnetic low as a potential fluid pathway. Outside of this corridor, conductive features are observed to locally cross-cut magnetic boundaries, suggesting a structurally complex system where conductivity is not solely controlled by magnetic domains. These results provided a strong basis for the design of the follow-up ANT survey, which was oriented to cover the historic drill holes and further refine the structural framework along this prospective trend.

Next Steps

With the completion of the ANT survey and receipt of the final three-dimensional seismic velocity model, the Company is currently integrating these results with the MobileMT dataset to refine the structural and geological framework at the CLK Property. This integrated interpretation is expected to support the definition of high-priority drill targets, particularly in the vicinity of the historic high-grade intersection at CLG-D1 and along prospective structural trends identified in the geophysical data.

The CLK Property is fully permitted for a multi-phase exploration program, including up to 30 diamond drill holes, providing the Company with flexibility to systematically advance priority targets through future exploration programs.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/9f28ac05-cc9a-410f-9674-22e96e37ed3b